Exhibit 99.3

AMENDMENT NO. 2 TO THE SPIRE EMPLOYEE SAVINGS PLAN

WHEREAS, Spire Services Inc. (the “Company”) maintains the Spire Employee Savings Plan, amended and restated effective December 31, 2017 (the “Plan”);

WHEREAS, the Company retained the right to amend the Plan in Section 12.1 thereof;

WHEREAS, the Company wishes to amend the Plan to adopt certain changes to the Plan’s hardship withdrawal provisions.

NOW, THEREFORE, the Plan is hereby amended, effective as of January 1, 2019, as set forth herein.

1. Effective January 1, 2019, Section 8.5(a) is amended and restated to read as follows:

8.5 Withdrawals During Active Employment.

(a) Hardship. At any time, a Participant may elect to withdraw, in cash, up to an amount equal to his vested Account balance (excluding (i) qualified non-elective employer contributions and the earnings attributable thereto, and (ii) any Matching Contributions and the earnings attributable thereto) as of the Valuation Date preceding the date of distribution, net of amounts used as collateral for loans under Section 8.4. If a Participant elects a withdrawal, such withdrawal will require the consent of the Committee and such consent shall be given only if, under uniform rules and regulations, the Committee determines that the purpose of the withdrawal is to meet an immediate and heavy financial need of the Participant and the amount of the withdrawal is necessary to satisfy the financial need.

A withdrawal shall be considered necessary to meet an immediate and heavy financial need of the Participant only if it is for:

(i) expenses for medical care described in Code Section 213(d) previously incurred by the Participant, the Participant’s spouse, any dependents of the Participant (as defined in Code Section 152), or any primary beneficiary of the Participant under the Plan, or necessary for these persons to obtain medical care described in Code Section 213(d);

(ii) costs directly related to the purchase of a principal residence for the Participant (excluding mortgage payments);

(iii) payment of tuition, related educational fees, and room and board expenses for the next 12 months of post-secondary education for the Participant, the Participant’s spouse, children, dependents (as defined in Code Section 152, without regard to Code Section 152(b)(1), (b)(2) and (d)(1)(B)), or any primary beneficiary of the Participant under the Plan;

(iv) payments necessary to prevent the eviction of the Participant from the Participant’s principal residence or foreclosure on the mortgage on that residence;

(v) payments for burial or funeral expenses for the Participant’s deceased parent, spouse, children, dependents (as defined in Code Section 152 without regard to Code Section 152(d)(1)(B)), or any primary beneficiary of the Participant under the Plan;

(vi) expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Code Section 165 (determined without regard to (i) whether the loss exceeds a percentage of adjusted gross income, and (ii) Code Section 165(h)(6)); or

(vii) expenses and losses (including loss of income) incurred by the Participant on account of a disaster declared by the Federal Emergency Management Agency (“FEMA”) under the Robert T. Stafford Disaster Relief and Emergency Assistance Act, Public Law 100-707, provided that the Participant’s principal residence or principal place of employment at the time of the disaster was located in an area designated by FEMA for individual assistance with respect to the disaster.

For purposes of this Section 8.5, a “primary beneficiary of the Participant under the Plan” is any individual who is named as a Beneficiary under the Plan and has an unconditional right, upon the death of the Participant, to all or a portion of the Participant’s Account balance under the Plan.

A withdrawal shall be considered to be necessary to satisfy the financial need only if (1) the withdrawal is not in excess of the amount of the immediate and heavy financial need (including any amounts necessary to pay any federal, state or local income taxes or penalties reasonably anticipated to result from the withdrawal) of the Participant; (2) the Participant has obtained all distributions, other than hardship withdrawals and loans as described in Section 8.4, currently available under all plans maintained by the Employer; and (3) for a withdrawal made on account of hardship which is distributed on or after January 1, 2020, the Participant represents in writing (or by an electronic medium, or in such other form as may be prescribed by the Commissioner of the Internal Revenue Service) that the Participant has insufficient cash or other liquid assets to satisfy the need. The Committee may rely on the Participant’s representation unless the Committee has actual knowledge to the contrary.

2. Except as otherwise provided in this Amendment, the provisions of the Plan remain in full force and effect.

This amendment is adopted this 11th day of December, 2018.

SPIRE SERVICES INC.

By:	/s/ Gerard Gorla

Name:	Gerard Gorla

Title:	Authorized Signer